FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of September 2009
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax+27 11 562-9838
www.goldfields.co.za

GOLD FIELDS MINERAL RESOURCE AND RESERVE STATEMENT FOR 2009

Johannesburg, 8 September 2009. Gold Fields Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) will release its Detailed Mineral Resource and Reserve Statement on Monday, 5 October 2009.

Management will host a presentation at the time and venue listed below. The presentation will, *inter alia*, include a comprehensive review of the South Deep Project as well as the Athena Complex at St Ives in Australia.

Date:	*Monday, 5 October 2009*
Time:	*09:30*
Venue:	***Summer Place*** *69 Melville Road, Hyde Park*
RSVP:	*Kindly confirm attendance with Francie Whitley at:* *tel: +27 (0) 82 321-7344 or* *email: franciew@goldfields.co.za*

A simultaneous audio and video webcast will be available on the Gold Fields website www.goldfields.co.za at 09:30 (SA time) on 5 October 2009.

ends

About Gold Fields
Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable steady state production of approximately 3.6 million ounces per annum from nine operating mines in South Africa, Peru, Ghana and Australia. The company has total attributable ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing), New York Stock Exchange (NYSE), NASDAQ Dubai Limited (NASDAQ Dubai), NYSE Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.

Enquiries

Media and Investor Enquiries

Willie Jacobsz
Tel +508 839-1188
Mobile +857 241-7127
email Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel +27 11 562-9706
Mobile +27 (0) 83 309-6720
email Nikki.Catrakilis-Wagner@goldfields.co.za

Media Enquiries

Julian Gwillim
Tel +27 11 562-9774
Mobile +27 (0) 82 452 4389
email Julian.Gwillim@goldfields.co.za

Directors: A J Wright (Chairman), N J Holland† (Chief Executive Officer), K Ansah#, C A Carolus, R Dañino*, A R Hill≠, J G Hopwood, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea†, C I von Christierson, G M Wilson
†British, ≠Canadian, #Ghanaian, *Peruvian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 08 September 2009

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs